Laidlaw & Company (UK) Ltd.

521 5th Ave,

New York, NY 10175

January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hepion Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No: 333-284052

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Laidlaw & Company (UK) Ltd. as Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00pm Eastern Time on January 21, 2025 or as soon thereafter as practicable.

Very truly yours,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name:	Hugh Regan
Title:	Executive Director